Exhibit 99.(b)(3)

EMERGENT CAPITAL, INC.

PROMISSORY NOTE

May 15, 2017	$1,500,000.00

FOR VALUE RECEIVED, EMERGENT CAPITAL, INC., a Florida corporation (the “Company”), hereby unconditionally promises to pay to the order of PJC INVESTMENTS, LLC, a Texas limited liability company (the “Payee”), 1404 New Road, Waco, TX 76711, on or before the Maturity Date (a) the principal amount of One Million, Five Hundred Thousand and 00/100 Dollars ($1,500,000.00), or, if less, the aggregate principal amount of all Advances made hereunder (“Principal”), and to pay interest (“Interest”) on the unpaid Principal hereof at the rate of 15% per annum; provided, however, that while an Event of Default (as defined in Section  4 hereof) has occurred and is continuing, Interest shall be payable upon demand at the rate per annum of 17% (the “Default Rate”).  Interest shall accrue from the date each Advance is made and shall be computed on the basis of a year of 360 days and actual days elapsed.

1.                                      Advances.

(a)                                 Subject to the terms and conditions of this Note, the Company may request an advance of funds hereunder (each, an “Advance”), and the Payee shall make and Advance to the Company, provided that (i) the aggregate amount of all Advances shall not exceed One Million, Five Hundred Thousand and 00/100 Dollars ($1,500,000.00) and (ii) the Payee shall not be required to make (A) more than one Advance during any seven consecutive day period commencing on each Monday or (B) any Advance on or after the Maturity Date.

(b)                                 The Company may request an Advance upon not less than two Business Days’ (as defined in Section 3 hereof) notice to the Payee.  Each such request shall be irrevocable and must (i) be in writing, (ii) specify the amount of the Advance being requested, which shall be in the amount of One Hundred Thousand and 00/100 Dollars ($100,000.00) or an integral multiple thereof, (iii) specify the day on which the Advance is to be made, which must be a Business Day and (iv) be accompanied by a budgeted use of proceeds, including funding appropriate cash reserves of up to $500,000, for such Advance in form and substance reasonably satisfactory to the Payee (each, a “Budget”).  The Company shall be deemed to have represented and warranted to the Payee on each date it requests an Advance and on each date an Advance is made that the conditions precedent set forth in Section 1(c)(i) of this Note are satisfied.

(c)                                  The Payee’s obligations to make any Advance are subject to the conditions precedent that (i) as of the date of such Advance and after giving effect thereto, (A) no Default or Event of Default shall have occurred and is continuing and (B) all representations, warranties, certifications and statements of fact made or deemed made by or on behalf of the Company in this Note or in any certificate or other document delivered pursuant hereto shall be true and correct as if made on and as of such date and (ii) the Budget shall be reasonably acceptable to the Payee.

2.                                      Payments.

(a)                                 Payments.  All payments of Principal and Interest shall be made in lawful money of the United States of America by wire transfer of immediately available funds to such account as the Payee may from time to time designate by written notice in accordance with the provisions of this Note.  Whenever any amount expressed to be due by the terms of this Note is due on any day that is not a Business Day, the same shall instead be due on the next succeeding day that is a Business Day.

(b)                                 Optional Prepayment.  The Company may, at any time and from time to time, upon at least two (2) Business Days’ prior written notice to the Payee, prepay (any date on which a prepayment is made, a “Prepayment Date”) this Note in whole or in part, provided that the Company shall pay all accrued and unpaid Interest on the principal amount so prepaid through the Prepayment Date.  No prepaid amount may be reborrowed.

(c)                                  Savings Clause.  Notwithstanding any other provision herein, the aggregate Interest rate charged or agreed to be paid with respect to any of the obligations under this Note, including all charges or fees in connection therewith deemed in the nature of interest under applicable law, shall not exceed the Highest Lawful Rate (as defined in Section 3 hereof).  If the rate of interest (determined without regard to the preceding sentence) under this Note at any time exceeds the Highest Lawful Rate, the outstanding amount of the applicable obligations hereunder shall bear Interest at the Highest Lawful Rate until the total amount of Interest due hereunder equals the amount of interest which would have been due hereunder if the stated rates of interest set forth in this Note had at all times been in effect.  In addition, if when the applicable obligations hereunder are repaid in full the total Interest due hereunder (taking into account the increase provided for above) is less than the total amount of Interest which would have been due hereunder if the stated rates of interest set forth in this Note had at all times been in effect, then to the extent permitted by law, the Company shall pay to Payee an amount equal to the difference between the amount of Interest paid and the amount of Interest which would have been paid if the Highest Lawful Rate had at all times been in effect.  Notwithstanding the foregoing, it is the intention of the Payee and the Company to conform strictly to any applicable usury laws.  Accordingly, if the Payee contracts for, charges, or receives any consideration which constitutes interest in excess of the Highest Lawful Rate, then any such excess shall be cancelled automatically and, if previously paid, shall at the Payee’s option be applied to the outstanding amount of the applicable obligations hereunder or be refunded to the Company.  In determining whether the interest contracted for, charged, or received by the Payee exceeds the Highest Lawful Rate, the Payee may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest, throughout the contemplated term of the obligations hereunder.

(d)                                 Senior Notes.  Notwithstanding anything in this Note to the contrary, if at the time any payment of (a) principal or other amounts (other than scheduled interest then due and payable) is made on the Senior Notes or this Note, then the Company shall also make a corresponding payment on the outstanding principal amount of the Senior Notes or this Note, as applicable, which payment the Company shall cause to be allocated pro rata among the Senior Notes and this Note, calculated by the Company on the outstanding principal amounts of the Senior

Notes and this Note on a pro rata basis, and (b) interest on the outstanding principal balance of this Note is made and interest on the Senior Notes is due and has not been paid in full, then the Company shall also make a corresponding payment on any accrued but unpaid interest on the outstanding principal balance of the Senior Notes, which payments the Company shall cause to be allocated pro rata among this Note and the Senior Notes calculated by the Company on the outstanding principal amounts of this Note and the Senior Notes on a pro rata basis.

3.                                      Certain Defined Terms.

For purposes of this Note, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such specified Person.

“Business Day” means any day of the year that is not a Saturday, Sunday or a day on which banks are required or authorized to close in the States of Texas or Florida.

“Change of Control” means a transaction or series of related transactions, other than those contemplated under the Master Transaction Agreement, as a result of which (i) the shareholders of the Company as of the Issuance Date and/or their respective Affiliates shall collectively cease to, directly or indirectly, (A) own and control at least a majority of the outstanding equity interests of the Company or (B) possess the right to elect (through contract, ownership of voting securities or otherwise) at all times a majority of the board of directors (or similar governing body) of the Company and to direct the management policies and decisions of the Company, (ii) any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended) other than the shareholders of the Company as of the Issuance Date and/or their respective Affiliates shall have acquired a greater beneficial ownership in the Company’s voting equity interests than that held collectively by the shareholders of the Company as of the Issuance Date and/or their respective Affiliates or (iii) a “Change of Control” or other similar event shall occur, as defined in, or under, any documentation evidencing or otherwise relating to any other Indebtedness of the Company.

“Contingent Obligation” means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to or otherwise to invest in a debtor, or otherwise to assure a creditor against loss) any indebtedness, obligation or other liability of any other Person (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the equity of any other Person.  The amount of any Person’s obligation in respect of any Contingent Obligation shall (subject to any limitation set forth therein) be deemed to be the principal amount of the debt, obligation or other liability supported thereby.

“Convertible Note Indenture” means the Indenture dated as of February 21, 2014, as amended as of the date of this Note, between the Company and U.S. Bank National Association, as Trustee, pursuant to which the Convertible Notes were issued.

“Convertible Notes” means the Company’s 8.50% Senior Unsecured Convertible Notes due 2019 issued pursuant to the Convertible Note Indenture.

“Default” means any event or circumstance that is, or with the giving of notice or lapse of time or both, would be an Event of Default.

“Dollars” or “$” means United States dollars.

“Excluded Taxes” means, with respect to the Payee, or any other recipient of a payment to be made by or on account of any obligations of the Company under this Note, (i) income or franchise taxes imposed on (or measured by) its net income by the United States of America or any other jurisdiction under the laws of which such recipient is organized, its principal offices are located, it is resident for tax purposes or to which it has a connection giving rise to such taxes other than by reason of the transactions contemplated by this Note, including the holding of this Note, and enforcing its rights hereunder, (ii) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction in which such Payee or recipient is treated as doing business, (iii) any Taxes imposed by reason of such Payee or recipient failing to provide forms or certifications it is legally able to provide that would reduce or eliminate such Taxes and that are reasonably requested by the Company and (iv) any withholding taxes payable on behalf of a Payee at the time it becomes a Payee, except to the extent that such Payee’s transferor, if any, was entitled, at the time of the transfer to obtain additional amounts from the Company in respect of such Taxes pursuant to Section 12 hereof.

“Hedging Obligation” means, with respect to any Person, any liability of such Person under any interest rate, currency or commodity swap agreement, cap agreement or collar agreement, and any other agreement or arrangement designed to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices.  The amount of any Person’s obligation in respect of any Hedging Obligation shall be deemed to be the incremental obligation that would be reflected in the financial statements of such Person in accordance with generally accepted accounting principles.

“Highest Lawful Rate” means the maximum lawful interest rate, if any, that at any time or from time to time may be contracted for, charged, or received under the law applicable to the Payee which are presently in effect or, to the extent allowed by law, under such applicable laws which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws now allow.

“Indebtedness” of any Person means, without duplication, (i) all indebtedness of such Person for borrowed money, (ii) all indebtedness evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person as lessee under capital leases which have been or should be recorded as liabilities on a balance sheet of such Person in accordance with generally accepted accounting principles, (iv) all obligations of such Person to pay the deferred purchase price of property or services (excluding trade accounts payable in the ordinary course of business), other than payment obligations, earn-outs and similar obligations of such Person arising in connection with an acquisition, (v) all indebtedness secured by a Lien on the property of such Person, whether or not such indebtedness shall have been assumed by such Person (with the amount thereof being measured as the lesser of (x) the aggregate unpaid amount of such indebtedness and (y) the fair market value of such property), (vi) all reimbursement obligations, contingent or otherwise, with respect to letters of credit (whether or not drawn), banker’s acceptances and surety bonds issued for the account of such Person, other than obligations that relate to trade accounts payable in the ordinary course of business, (vii) all Hedging Obligations of such Person, (viii) all Contingent Obligations of such Person in respect of Indebtedness of others, (ix) all Indebtedness of any partnership of which such Person is a general partner except to the extent such Person is not liable for such Indebtedness, and (x) all obligations of such Person under any synthetic lease transaction, where such obligations are considered borrowed money indebtedness for tax purposes but the transaction is classified as an operating lease in accordance with generally accepted accounting principles.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Issuance Date” means May 15, 2017.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing).

“Master Transaction Agreement” means one or more Master Transaction Agreement(s) dated as of March 15, 2017 and May 12, 2017, as each has been and may be amended from time to time, among the Company, Payee and the applicable Consenting Convertible Note Holders (as defined therein) party thereto.

“Material Adverse Effect” means an effect that results in or causes, or would reasonably be expected to result in or cause, a material adverse change in any of (a) the condition (financial or otherwise), business, performance, operations or property of the Company and its Subsidiaries, taken as a whole, (b) the ability of the Company to perform its obligations under this Note and (c) the validity or enforceability of this Note or any of the Payee’s rights and remedies with respect to this Note.

“Maturity Date” means the earlier of (a) July 3, 2017 and (b) the date on which the Transactions (as such term is defined in the Master Transaction Agreements) are consummated.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

“Senior Note Indenture” means the Indenture dated as of March 11, 2016, as amended as of the date of this Note, between the Company and Wilmington Trust, National Association, as Trustee, pursuant to which the Senior Notes were issued.

“Senior Notes” means the Company’s 15.0% Senior Secured Notes due 2018.

“Subsidiary” means any Person in which the Company or any one or more of its Subsidiaries owns, directly or indirectly, a majority of the outstanding capital stock, equity or similar interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such entity.

“Taxes” means any federal, state, provincial, county, local, foreign and other taxes (including, without limitation, income, profits, windfall profits, alternative, minimum, accumulated earnings, personal holding company, capital stock, premium, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, withholding, employment, unemployment compensation, payroll and property taxes, import duties and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest, and penalties with respect thereto.

4.                                      Defaults and Remedies.

(a)                                 Events of Default.  An “Event of Default” is any of the following: (i) default in payment of any Principal or Interest of this Note, when and as due; (ii) default in payment of any other amount due under this Note that is not cured within three (3) Business Days from the date such amount was due; (iii) failure by the Company to comply with Section 5(a)(i) or any provision of Section 5(b) hereof; (iv) failure by the Company to comply with any provision of this Note not mentioned in the foregoing clauses (i), (ii) and (iii) in all material respects within ten (10) days after the earlier of (x) the Company’s receipt of notice to comply with such provision or (y) the Company becoming aware of such noncompliance; (iv) any representation, warranty, certification or statement of fact made or deemed made by or on behalf of the Company in this Note or in any certificate or other document delivered pursuant hereto, shall be incorrect in any material respect when made or deemed made; (v) failure by the Company to comply with any of its obligations under any Master Transaction Agreement; (vi)(A) any default in payment of any Indebtedness of the Company  other than the Notes in excess of $50,000, individually or in the aggregate, and such failure continues after the applicable grace or cure period, if any, under the agreements governing such Indebtedness or is not waived by the payee(s) or holder(s) of such Indebtedness; or (B) any event or circumstances, other than events or circumstances for which a mandatory prepayment is required under the applicable agreements, arising such that any Person has required or has the right to require repayment before its stated maturity of any Indebtedness of the Company (other than the Notes or any Hedging Obligations) in excess of $50,000,  individually or in the aggregate; (vii) the Company or any of its Subsidiaries pursuant to or within the meaning of any Bankruptcy Law (as defined below): (A) commences a voluntary case; (B) consents to or acquiesces in the entry of an order for relief against it in an involuntary case; (C) consents to the appointment of a Custodian (as defined below) of it or any of its Subsidiaries for all or substantially all of its property; (D) makes a general assignment for the benefit of its creditors; or (E) is unable or admits in writing that it is generally unable to pay its debts as the same become due; (viii) an involuntary case or other proceeding is commenced directly against the Company or any of its Subsidiaries seeking liquidation, reorganization or other relief with respect to it or its indebtedness under any Bankruptcy Law now or hereafter in effect or seeking the appointment of a Custodian of it or any substantial part of its property, and such involuntary case or other Bankruptcy Law proceeding remains undismissed and unstayed for a period of thirty (30) days, or an order of relief is entered against the Company or any of its Subsidiaries as debtor under the Bankruptcy Laws as are now or hereafter in effect; (ix) one or more final judgments shall be entered by a U.S. state or federal or a foreign court or administrative agency of competent jurisdiction against the Company or any of its Subsidiaries involving in the aggregate a liability (to the extent not covered by independent third party insurance as to which the insurers have not denied coverage in writing) as to any single or related series of transactions, incidents or conditions, of $50,000 or more, and the same shall remain unsatisfied, unvacated, unbonded or unstayed pending appeal for a period of thirty (30) days after the entry thereof; or (x) a Change of Control shall occur without the prior written consent of the Payee.  The term “Bankruptcy Law” means Title 11, U.S. Code, or any similar or other federal, state, or foreign law for the relief of debtors.  The term “Custodian” means any receiver, trustee, assignee, custodian, liquidator or similar official under any Bankruptcy Law.

(b)                                 Remedies.  If any Event of Default (other than an Event of Default as described in Sections 4(a)(vii) or 4(a)(viii)) has occurred and is continuing, the Payee may, upon written notice to the Company, except in the case of events described in Sections 4(a)(vii) or 4(a)(viii) in which case no notice shall be required, (i) terminate its commitment to make any further Advances, (ii) declare all of the Principal then outstanding together with all Interest payable under the terms hereof with respect to such Principal and all other amounts owing or payable hereunder (the “Acceleration Amount”) immediately due and payable, all without presentment, demand, protest or further act or notice of any kind, all of which are expressly waived by the Company and (iii) exercise any and all rights and remedies available to the Payee under this Note, at law or in equity.  If an Event of Default described in Sections 4(a)(vii) or 4(a)(viii) has occurred, automatically and without further act, declaration or notice, (i) the Payee’s commitment to make any further Advances shall terminate, (ii) the Acceleration Amount shall become immediately due and payable and (iii) the Payee may exercise any and all rights and remedies available to the Payee under this Note, at law or in equity.  In addition to any remedy the Payee may have under this Note, such Acceleration Amount shall bear interest at a rate equal to the Default Rate until paid in full.  Nothing in this Section 4 shall limit any other rights the Payee may have under this Note.

5.                                      Covenants.  So long as any obligations under this Note remain outstanding:

(a)                                 Affirmative Covenants.  The Company will:

(i)                                     Give prompt (but in any event no later than three (3) Business Days after the occurrence of any of the following events) written notice to the Payee of:  (A) the occurrence of any Default or Event of Default or (B) any development or event that has had or would reasonably be expected to have a Material Adverse Effect.

(ii)                                  Provide to the Payee, promptly when available and in any event within 120 days after the close of each fiscal year of the Company, a copy of the annual audit report of the Company and its Subsidiaries for such fiscal year, including therein a consolidated balance sheet and statement of earnings and cash flows of the Company and its Subsidiaries as at the end of and for such fiscal year, certified without qualification (except for qualifications relating to changes in accounting principles or practices reflecting changes in generally accepted accounting principles and required or approved by the Company’s independent certified public accountants) by independent auditors of recognized standing selected by the Company and reasonably acceptable to the Payee, together with a comparison with the previous fiscal year.

(iii)                               Keep, and cause each of its Subsidiaries to keep, its books and records in accordance with sound business practices sufficient to allow the preparation of financial statements in accordance with generally accepted accounting principles.

(iv)                              Conduct its business in accordance with its current business practices, and engage principally in the same or similar lines of business substantially as conducted as of the Issuance Date.

(v)                                 Keep, and cause each of its Subsidiaries to keep, all property necessary in the business of the Company and each of its Subsidiaries in good working order and condition, ordinary wear and tear excepted.

(vi)                              Maintain, and cause each of its Subsidiaries to maintain, with responsible insurance companies, such insurance coverage as shall be required by all laws, governmental regulations and court decrees and orders applicable to it and such other insurance, to such extent and against such hazards and liabilities, as is customarily maintained by companies similarly situated.

(vii)                           Comply, and cause each of its Subsidiaries to comply, with all applicable laws, rules, regulations, decrees, orders, judgments, licenses and permits, including without limitation the Employee Retirement Income Security Act of 1974, as amended, and all environmental laws, except where failure to comply would not reasonably be expected to have a Material Adverse Effect.

(viii)                        Except as permitted by Section 5(b)(i), maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, (A) its existence and good standing in the jurisdiction of its organization and (B) its qualification or registration to do business and good standing in each jurisdiction where the nature of its business makes such qualification or registrations necessary, other than any such jurisdiction where the failure to be qualified or registered and in good standing would not reasonably be expected to have a Material Adverse Effect.

(ix)                              Upon the request of the Payee, promptly execute and deliver such further instruments and do or cause to be done such further acts as may be necessary or advisable to carry out the intent and purposes of this Note.

(b)                                 Negative Covenants.  The Company will not and will not permit any of its Subsidiaries to:

(i)                                     Be a party to any merger or consolidation, except for any merger or consolidation of any Subsidiary into the Company or any wholly-owned Subsidiary of the Company.

(ii)                                  Sell, transfer, dispose of, convey or lease any of its assets, or sell or assign with or without recourse any receivables, except for (A) sales, transfers, destruction or other disposition of inventory or obsolete or worn-out assets in the ordinary course of business consistent with past practices, (B) sales, transfers, dispositions, conveyances and leases of assets (excluding any equity interests of any Subsidiary) for at least fair market value (as determined by the board of directors of the Company) so long as the net book value of all assets sold, transferred, disposed of, conveyed or leased in any fiscal year in reliance on this clause (B) does not exceed $50,000, (C) sales, transfers, dispositions, conveyances and leases to the Company or by a Subsidiary of the Company to another Subsidiary of the Company, (D) leases, licenses, subleases and sublicenses entered into in the ordinary course of business consistent with past practices, (E) sales and exchanges of cash equivalent investments in the ordinary course of business consistent with past practices, (F) Liens expressly permitted under Section 5(b)(v) and transactions otherwise expressly permitted by this Section 5(b), (G) sales, transfers, dispositions or conveyances of equity interests in a Subsidiary of the Company to the Company or by a Subsidiary of the Company to another Subsidiary of the Company, (H) dispositions in the ordinary course of business consistent with past practices consisting of the abandonment of intellectual property rights which, in the reasonable good faith determination of the Company, are not material to the conduct of the business of the Company and its Subsidiaries, (I) a cancellation of any intercompany Indebtedness among the Company and its Subsidiaries, (J) a disposition which constitutes an insured event or pursuant to a condemnation, “eminent domain” or similar proceeding, and (K) exchanges of existing equipment for new equipment that is substantially similar to the equipment being exchanged and that has a value equal to or greater than the equipment being exchanged in the reasonable good faith determination of the Company.

(iii)                               Make any dividend or other distribution to any of its equity holders, purchase or redeem any of its equity interests or any warrants, options or other rights in respect thereof, pay any management fees or similar fees to any of its equity holders or any Affiliate thereof, make any redemption, prepayment (whether mandatory or optional), defeasance, repurchase or any other payment in respect of any Indebtedness other than this Note or regularly scheduled payments on Indebtedness permitted under Section 5(b)(iv), or set aside funds for any of the foregoing.  Notwithstanding the foregoing: (A) any Subsidiary of the Company may pay dividends or make other distributions ratably to its equity holders;  (B) so long as no Default or Event of Default exists or would result therefrom, the Company may repurchase or redeem equity interests owned by any officer, employee, director or consultant of the Company or any Subsidiary thereof upon the death, disability, resignation or termination of such officer, employee, director or consultant, or otherwise in accordance with any stock option or stock appreciation rights plan or any stock ownership or subscription plan or equity incentive or other similar plan or any employment, consultancy or employment or consultancy termination agreement, provided that such distributions do not exceed $50,000 in the aggregate in any fiscal year; (C) the Company and its Subsidiaries may pay salaries of employees of the Company and its Subsidiaries, and reasonable professional, administrative, director, employee and other overhead fees, expenses and indemnities pertaining to the business of Company and its Subsidiaries in the ordinary course of business consistent with past practices; (D) each Subsidiary of the Company may pay dividends and make other distributions consisting solely of its equity interests; and (E) each Subsidiary of the Company may make payments to the holders of its equity for such holder’s proportionate share of the Tax liability of such Subsidiary or of the Tax liability of any affiliated group of entities including the Company that file consolidated federal income tax returns, provided that such payments are used to pay Taxes and the amount of such payments with respect to any fiscal year does not exceed the amount that the Company and its Subsidiaries would be required to pay in respect of such Taxes for such fiscal year were the Company and its Subsidiaries to pay such Taxes as a stand-alone taxpayer.

(iv)                              Create, incur, assume or suffer to exist any Indebtedness, except:  (A) the Notes; (B) Indebtedness under the Convertible Note Indenture, the Convertible Notes, the Senior Note Indenture, the Senior Notes and the Amended and Restated Loan and Security Agreement dated as of May 16, 2014, as amended as of the date of this Note, (the “Loan Agreement”) among White Eagle Asset Portfolio, LP, as Borrower, Imperial Finance & Trading, LLC, as Initial Servicer, Initial Portfolio Manager and Guarantor, Lamington Road Bermuda Ltd., as Portfolio Manager,  the Lenders party thereto, and CLMG Corp., as the administrative agent for the Lenders; (C) Indebtedness secured by Liens permitted by Section 5(b)(v)(C), Section 5(b)(v)(D) or Section 5(b)(v)(E) and extensions, renewals and refinancings thereof; provided that the aggregate amount of all such Indebtedness permitted under Section 5(b)(v)(D) at any time outstanding shall not exceed $50,000; (D) Indebtedness of any Subsidiary of the Company to the Company or any other Subsidiary of the Company; (E) Indebtedness with respect to any Hedging Obligations incurred for bona fide hedging purposes and not for speculation; (F) Indebtedness (I) arising from customary agreements for indemnification related to sales of goods, licensing of intellectual property or adjustment of purchase price or similar obligations in any case incurred in connection with the acquisition or disposition of any business, assets or Subsidiary of the Company otherwise permitted hereunder, (II) representing deferred compensation to employees of the Company or any Subsidiary thereof incurred in the ordinary course of business consistent with past practices or (III) representing customer deposits or advance payments received in the ordinary course of business consistent with past practices from customers in the ordinary course of business; (G) Contingent Obligations consisting of guarantees by the Company or any Subsidiary of the Company of the Indebtedness of the Company or any other Subsidiary of the Company if the primary obligation is elsewhere permitted under this Section 5(b); (H) Indebtedness with respect to cash management obligations and other Indebtedness in respect of automatic clearing house arrangements, netting services, overdraft protection and similar arrangements, in each case incurred in the ordinary course of business; (I) Indebtedness incurred in connection with surety bonds, performance bonds or letters of credit for worker’s compensation, unemployment compensation and other types of social security and otherwise in the ordinary course of business or referred to in Section 5(b)(v)(E); and (J) other unsecured Indebtedness, in addition to the Indebtedness listed above, in an aggregate outstanding principal amount not exceeding $50,000 at any time.

(v)                                 Create or permit to exist any Lien on any of its real or personal properties, assets or rights of whatsoever nature (whether now owned or hereafter acquired), except: (A) Liens securing the Senior Notes or obligations with respect to the Loan Agreement; (B) Liens for Taxes or other governmental charges not at the time delinquent or thereafter payable without penalty or being diligently contested in good faith by appropriate proceedings and, in each case, for which it maintains adequate reserves in accordance with generally accepted accounting principles and with respect to which no execution or other enforcement has occurred or, if it has occurred, has been effectively stayed; (C) Liens arising in the ordinary course of business consistent with past practices, including without limitation, (I) Liens of carriers, warehousemen, mechanics, landlords and materialmen and other similar Liens imposed by law and (II) Liens incurred in connection with worker’s compensation, unemployment compensation and other types of social security (excluding Liens arising under the Employee Retirement Income Security Act of 1974, as amended,  that secure an amount in excess of $50,000) or in connection with surety bonds, bids, tenders, performance bonds, trade contracts not for borrowed money, licenses, statutory obligations and similar obligations for sums not overdue or being diligently contested in good faith by appropriate proceedings and not involving any deposits or advances or borrowed money or the deferred purchase price of property or services and, in each case, for which it maintains adequate reserves in accordance with generally accepted accounting principles and with respect to which no execution or other enforcement has occurred or, if it has occurred, has been effectively stayed; (D) subject to the limits set forth in Section 5(b)(iv)(C), Liens (I) arising in connection with capital leases (and attaching only to the property being leased), (II) existing on property at the time of the acquisition thereof by the Company or any Subsidiary, (III) on any property securing Indebtedness incurred for the purpose of financing all or any part of the cost of acquiring or improving such property; provided that any such Lien attaches to such property within 90 days of the acquisition or improvement thereof and attaches solely to the property so acquired or improved and (IV) the replacement, extension or renewal of a Lien permitted by one of the foregoing clauses (I) through (III) in the same property subject thereto arising out of the extension, renewal or replacement of the Indebtedness secured thereby (without increase in the amount thereof); (E) Liens relating to litigation bonds and attachments, appeal bonds, judgments and other similar Liens, provided that any Lien that arises in connection with any judgment or award is not an Event of Default hereunder; (F) easements, rights of way, restrictions, minor defects or irregularities in title and other similar Liens not interfering in any material respect with the ordinary conduct of the business of Company or any Subsidiary thereof; (G) any interest or title of a licensor, sublicensor, lessor or sublessor under any license, lease, sublicense or sublease agreement to the extent limited to the item licensed or leased; (H) Liens of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection and customary set off rights of deposit banks with respect to deposit accounts maintained at such deposit banks or which are contained in standard agreements for the opening of an account with a bank; (I) Liens arising from precautionary filings of financing statements under the Uniform Commercial Code or similar legislation of any applicable jurisdiction in respect of operating leases permitted hereunder and entered into by the Company or any Subsidiary thereof in the ordinary course of business consistent with past practices; (J) Liens attaching to cash earnest money deposits in connection with any letter of intent or purchase agreement permitted hereunder or indemnification other post-closing escrows or holdbacks; (K) Liens incurred with respect to Hedging Obligations incurred for bona fide hedging purposes and not for speculation; and (L) other Liens securing obligations other than Indebtedness in an aggregate principal amount not exceeding $50,000 at any time.

(vi)                              Enter into, or cause, suffer or permit to exist any transaction, arrangement or contract with any of its other Affiliates, which is on terms which are less favorable than are obtainable from any Person which is not one of its Affiliates, other than (A) payments and other transactions expressly permitted pursuant to Section 5(b)(iii), (B) reasonable compensation and indemnities to, benefits for, reimbursement of expenses of, and employment arrangements with, officers and directors in the ordinary course of business, and (C) transactions among the Company and its Subsidiaries.

(vii) Issue or enter into any agreement, undertaking or obligation to issue any of its equity interests or any warrants, options or other rights in respect thereof, except as expressly permitted by Section 5(b)(iii).

6.                                      Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief.  The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity (including a decree of specific performance and/or other injunctive relief).  No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit the Payee’s right to pursue actual damages for any failure by the Company to comply with the terms of this Note.  The Company covenants to the Payee that there shall be no characterization concerning this instrument other than as expressly provided herein.  Amounts set forth or provided for herein with respect to payments and the like (and the computation thereof) shall be the amounts to be received by the Payee thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof).

7.                                      Specific Shall Not Limit General; Construction.  No specific provision contained in this Note shall limit or modify any more general provision contained herein.  This Note shall be deemed to be jointly drafted by the Company and the Payee and shall not be construed against any Person as the drafter hereof.

8.                                      Failure or Indulgence Not Waiver.  No failure or delay on the part of the Payee in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

9.                                      Notice.  Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Note must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally or (ii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses for such communications to the Company shall be as set forth beneath its signature hereto. The address for such communications to the Payee shall be the address set forth above. Either the Company or the Payee may change such address by written notice given to the other in accordance with this Section 9.  Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, or (B) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service, in accordance with clause (i) or (ii) above, respectively.

10.                               Transfer of this Note.  The Company shall not assign or otherwise transfer any of its rights and obligations under this Note without the prior written consent of the Payee.  Any attempted assignment or transfer without such required consent shall be null and void.

11.                               Fees and Expenses.  The Company shall pay or reimburse the Payee for (a) all reasonable, out-of-pocket costs and expenses of the Payee, including the reasonable fees, charges and disbursements of counsel for the Payee, in connection with the diligence, negotiation, preparation, execution, delivery and closing of this Note and any amendments, modifications or waivers of any thereof and (b) all out-of-pocket costs and expenses (including the fees, charges and disbursements of counsel) incurred by the Payee in connection with the enforcement or protection of its rights in connection with this Note, including its rights under this Section 11, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of this Note.

12.                               Taxes and Withholdings.

(a)                                 Payments Free of Taxes and Withholdings.  Any and all payments by or on account of any obligation of the Company under this Note shall be made free and clear of and without any withholding, set-off, counterclaim or deduction, including without limitation any withholding or deduction for any Indemnified Taxes; provided that if the Company shall be required to withhold or deduct any Indemnified Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required withholdings and deductions (including deductions applicable to additional sums payable under this Section 12(a)), the Payee receives an amount equal to the sum it would have received had no such withholdings or deductions been made, (ii) the Company shall make such withholdings and deductions and (iii) the Company shall pay the full amount withheld or deducted to the relevant governmental authority in accordance with applicable law.  The Company agrees to reimburse the Payee for the Payee’s reasonable out-of-pocket expenses, if any, incurred in complying with any request hereunder.  Nothing in this Section 12(a) shall require the Payee to disclose to the Company any of its Tax returns or any other Tax-related information that it deems to be confidential.

(b)                                 Indemnification by the Company.  The Company shall indemnify the Payee, within ten (10) days after written demand therefor, for the full amount of any Indemnified Taxes paid by the Payee, on or with respect to any payment by or on account of any obligation of the Company under this Note (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 12) arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant governmental authority.  A certificate of the Payee as to the amount of such payment or liability (together with a calculation of such payment or liability and supporting documentation reasonably requested by the Company) under this Section 12 shall be delivered to the Company and shall be conclusive absent demonstrable error.

(c)                                  Withholding Obligations.  Subject to Sections 12(a) and (b), if the Company is subject to withholding tax obligations under applicable law with respect to any transaction under this Note, then, notwithstanding any provision to the contrary in this Note, the Company shall be entitled to withhold cash in the amount that the Company is required to withhold.

13.                               Representations and Warranties.  The Company represents and warrants that (a) it is a corporation, duly organized, validly existing and in good standing under the laws of the State of Florida, and is duly qualified or registered as a foreign corporation to transact business and is in good standing in all jurisdictions in which the nature of its business requires it to be so qualified or registered, except to the extent that the failure to be so qualified or registered, individually or in the aggregate, would not have a Material Adverse Effect, (b) it has all requisite power and authority to execute, deliver and perform its obligations under this Note, (c) this Note has been duly authorized, executed and delivered by the Company and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except to the extent the enforceability hereof is subject to applicable bankruptcy, insolvency, reorganization and other laws affecting the enforcement of creditors’ rights generally and to equitable principles, (d)

the execution, delivery and performance of its obligations under this Note by the Company do not and will not violate, constitute a default under, require any consent (other than those that have been obtained and are in full force and effect) under or cause a Lien to arise with respect to any of the Company’s property or assets under any applicable law, the Company’s organizational documents or any agreement, document, indenture or instrument to which the Company is a party or by which the Company or its property or assets is bound, and (e) it has obtained the consent required pursuant to the terms of the Senior Note Indenture for the execution, delivery and performance of its obligations under this Note and such consent remains in full force and effect.

14.                               Waiver of Notice.  To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

15.                               Governing Law; Jurisdiction.  This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without reference to conflicts of laws rules or principles that would require the application of the laws of any other jurisdiction.  Each party hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof.  The Company hereby irrevocably and unconditionally appoints its Chief Executive Officer at the address set forth in Section 9 (the “Company Process Agent”) as agent to receive on behalf of the Company and its property service of copies of the summons and complaint and any other process which may be served in any suit, action or proceeding referred to above or any other suit, action or proceeding in any New York State or Federal court.  In any suit, action or proceeding in a New York State or Federal court sitting in The City of New York, such service may be made on the Company by delivering a copy of such process to the Company in care of the Company Process Agent at such Company Process Agent’s above address and by depositing a copy of such process in the mails by certified or registered mail, first class postage prepaid and return receipt requested, addressed to the Company at the address for such notices to it under this Note (such service to be effective upon such receipt by the Company Process Agent).  The Company hereby irrevocably and unconditionally authorizes and directs such Company Process Agent to accept such service on its behalf.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

16.                               WAIVER OF JURY TRIAL.  THE COMPANY AND THE PAYEE HEREBY IRREVOCABLY WAIVE ANY RIGHTS THEY MAY HAVE TO, AND AGREE NOT TO REQUEST, A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING

BASED UPON, OR ARISING OUT OF, THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

17.                               Payment Set Aside.  To the extent that the Company makes a payment or payments to the Payee hereunder or the Payee enforces or exercises its rights hereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, by a trustee, receiver or any other person under any law (including any Bankruptcy Law, U.S. state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Note to be executed on its behalf by the undersigned as of the 15th day of May, 2017.

EMERGENT CAPITAL, INC.

By:
Name:
Title: